FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report: November 13, 2007
Commission File Number: 001-33328

XINHUA FINANCE MEDIA
LIMITED

2201, Tower D, Central International Trade Center,
6A Jian Wai Ave., Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☑                    Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐                    No   ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

XINHUA FINANCE MEDIA LIMITED
Form 6-K
Xinhua Finance Media Limited (“XFML”) is furnishing, under the cover of Form 6-K, the press release issued by XFML on November 13, 2007 regarding its financial results for the third quarter of 2007.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA FINANCE MEDIA LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: November 13, 2007